
03026068

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 01 2003
WASH, D.C. 155 SECTION

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

[X] ANNUAL report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (*Fee required*)

For the fiscal year ended December 31, 2002

PROCESSED
JUL 03 2003
THOMSON FINANCIAL

Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (*No fee required*)

For the transition period from ____________ to ____________________________

Commission file number ____

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

U.S. BORAX INC. THRIFT PLAN FOR SALARIED EMPLOYEES

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Rio Tinto plc, 6 St. James's Square, London SW1Y 4LD England



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S. BORAX INC. THRIFT PLAN FOR SALARIED EMPLOYEES

Date: June 26, 2003

By: ______________________
Jeff Olsen
Chief Financial Officer

U.S. Borax Inc. Thrift Plan for Salaried Employees
Index to Audited Financial Statements and Supplemental Schedule

The following financial statements reflect the status of the U.S. Borax Inc. Thrift Plan for Salaried Employees as of December 31, 2002 and 2001, and the results of its transactions for each of the years then ended.

Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that are omitted are not applicable to the U.S. Borax Inc. Thrift Plan for Salaried Employees.



PricewaterhouseCoopers LLP
350 South Grand Avenue, 49th Floor
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Auditors

To the Participants and Administrator of
the U.S. Borax Inc. Thrift Plan for Salaried Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the U.S. Borax Inc. Thrift Plan for Salaried Employees (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
June 26, 2003

U.S. Borax Inc. Thrift Plan for Salaried Employees
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001
(In Thousands of Dollars)

	2002	2001
Assets:		
Investments	$ 69,257	$ 75,783
Total assets	69,257	75,783
Net assets available for benefits	$ 69,257	$ 75,783

The accompanying notes are an integral part of these financial statements.

U.S. Borax Inc. Thrift Plan for Salaried Employees
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001
(In Thousands of Dollars)

	2002	2001
Additions to (deductions from) net assets attributed to:		
Investment income:		
Interest	$ 152	$ 186
Dividends	2,181	2,721
Net depreciation in the fair value of investments	(10,043)	(11,132)
Contributions		
Company	1,248	1,221
Participants	2,735	2,797
Total additions (deductions)	(3,727)	(4,207)
Deductions from net assets attributed to:		
Benefits paid to participants	(2,896)	(5,015)
Total deductions	(2,896)	(5,015)
Decrease prior to transfers	(6,623)	(9,222)
Assets transferred from other plans	97	293
Net decrease in net assets	(6,526)	(8,929)
Net assets available for benefits:		
Beginning of year	75,783	84,712
End of year	$ 69,257	$ 75,783

The accompanying notes are an integral part of these financial statements.

U.S. Borax Inc. Thrift Plan for Salaried Employees
Notes to Financial Statements

1. Description of the Plan

The following description of the U.S. Borax Inc. Thrift Plan for Salaried Employees (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all eligible salaried employees of U.S. Borax Inc. (the "Company"), and was organized to facilitate savings for retirement by employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan's trustee and plan administrator is Putnam Investments. Each employee is eligible to participate in the Plan on his or her date of hire, contribute up to 15% of annual compensation, direct investment contributions in increments of 10%, and change both the contribution rate and contribution investment direction on a daily basis. Also, under Putnam Investments, the Plan offers seventeen investment options, one of which is the option to invest in American Depository Receipts ("ADR's") of Rio Tinto plc ("Rio Tinto"), which is the ultimate parent of the Company.

Contributions
A participant is permitted to contribute to the Plan up to 15% of annual compensation (as defined in the Plan Agreement) in whole percentages, as of the employee's date of hire. The Company contributes to the Plan, on behalf of each participant who completes one year of service, as defined in the Plan Agreement, an amount equal to 80% of participant contributions not to exceed 6% of a participant's annual compensation. Contributions cannot exceed the dollar amount prescribed by law and cannot be calculated on a base pay in excess of the amount allowed by law.

All contributions are held in trust and invested by the Plan's trustee in accordance with the option or options elected by the participant.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) the Plan's earnings or losses, less investment management and transaction processing expenses. Allocations are based on the proportion of the participant's account balance to the total of account balances of all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Vesting in the Company's matching contribution portion plus actual earnings thereon is based on years of participation. The vested percentage increases with years of participation in the Plan at a rate of 20% per year, reaching 100% in 5 years. Participants are immediately vested in their own contributions plus actual earnings thereon, which are both nonforfeitable. Forfeitures as a result of a participant's termination prior to vesting are used to restore those participants' accounts who incur a break in service or to reduce subsequent contributions by the Company, at the Company's option. At December 31, 2002, forfeited nonvested accounts totaled $6,262.

1. Description of the Plan (Continued)

Participant Notes Receivable
The Plan allows participants to borrow up to the limits permitted by applicable government regulations. These notes must be repaid with interest, as defined in the Plan Agreement.

Payment of Benefits
Effective April 1, 1997, a participant who terminates or incurs a disability prior to age 55 receives a lump-sum amount equal to the vested interest in his or her account. A participant who retires, terminates or incurs a disability after age 55 may choose to receive his or her distribution in either a lump sum or in a series of payments as detailed in the Plan Agreement. Upon the death of a participant, his or her beneficiary receives a lump-sum amount equal to the vested interest in his or her account.

For termination of service due to reasons other than retirement, disability or death, distributions may be subject to certain federal and state penalties on amounts withdrawn if such amounts are not transferred into certain other retirement savings options. In no case may distributions be deferred beyond the end of the calendar year in which the participant attains age 70 ½. In the event that all or a portion of the participant's account is invested in the Rio Tinto Stock Fund, he or she may elect to receive such portion in whole shares of Rio Tinto stock.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value, except for investment contracts in the Stable Value Fund, which are valued at contract value. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Shares of registered investment companies are valued at quoted market prices from national exchanges, which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are valued at the amount of unpaid principal, which approximates fair value. The Rio Tinto ADR's are valued on a composite basis on the last business day of the Plan's year-end as reported by the New York Stock Exchange Composite Transactions.

2. Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition (Continued)
Purchases and sales of shares in registered investment companies are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Recording of Contributions
Participant contributions and the Company's matching contributions are recorded in the period the Company makes payroll deductions from the participants.

Payment of Benefits
Benefits are recorded when paid.

Recent Accounting Pronouncements
Effective January 1, 2001, the Plan adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Instruments." This standard establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. All derivatives are required to be recognized in the statement of net assets available for benefits as either assets or liabilities and measured at fair value. Changes in the fair value of derivatives will be recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

3. Concentration of Credit Risk

The Stable Value Fund consists of a series of fixed-rate investment contracts with various insurance companies. Although this fund includes a diversified portfolio of investment contracts, the ultimate performance of the contract fund is dependent upon the ability of the underlying companies to honor them.

4. Investments

The following are investments that represent 5% or more of the Plan's net assets available for benefits:

	2002	2001
	(in thousands)	
The Putnam Fund for Growth and Income, 349,029 and 406,604 shares, respectively	$ 4,942	$ 7,221
Putnam Investors Fund, – and 387,826 shares, respectively	*	4,522
Putnam Voyager Fund, 282,844 and 386,926 shares, respectively	3,691	6,556
Putnam New Opportunities Fund, 190,089 and 227,478 shares, respectively	5,547	9,545
Putnam Asset Allocation – Balanced Portfolio Fund, 433,370 and 558,874 shares, respectively	3,627	5,488
Putnam International Growth Fund, – and 185,034 shares, respectively	*	3,691
Investment Contract with Monumental Life Insurance Company, #MDA00131TR	13,039	13,489
Investment Contract with SEI Trust Company, #191192350	5,353	*
Investment Contract with State Street Bank and Trust Company, #99057	11,495	10,841

* Current or prior year investments do not represent 5% or more of the Plan's net assets available for benefits.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

	2002	2001
	(in thousands)	
Mutual funds	$ (10,068)	$ (11,282)
Rio Tinto ADR's	25	150
	$ (10,043)	$ (11,132)

5. Investment Contracts

The Plan invests in the Stable Value Fund (the "Fund") with Dwight Asset Management Company ("Dwight"). The Fund holds contracts directly with various insurance companies. The Fund account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Fund is included in the financial statements at contract value as reported to the Plan by Dwight. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves charged against the contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5.7% for 2002 and 6.1% for 2001. Such rates are reviewed on a quarterly basis for resetting.

6. Related-Party Transactions

Certain of the Plan's investments are shares of mutual funds managed by Putnam Investments, trustee of the Plan, as defined by the Plan Agreement. Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. Fees paid by the Plan for investment management services were nominal for the years ended December 31, 2002 and 2001.

The Company, who also qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions with the Company also qualify for a statutory exemption. Total expenses paid by the Company were nominal for the years ended December 31, 2002 and 2001.

7. Plan Termination

While the Company has not expressed any intent to either discontinue its contributions or terminate the Plan, it is free to do so at any time, subject to the provisions of ERISA. In the event of such discontinuance of the Plan, participants become fully vested in their individual accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

8. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 25, 1995 that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code (the "Code"). Accordingly, the Plan is exempt from Federal income taxes under the provisions of Section 501(a) of the Code. Although the Plan was amended subsequent to the receipt of the latest determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Code.

Supplemental Schedule

U.S. Borax Inc. Thrift Plan for Salaried Employees

Schedule of Assets (Held at End of Year) at December 31, 2002**

(In Thousands of Dollars)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Market Value
	Managers Special Equity Fund	Shares in Registered Investment Company	$	$ 497
	Dreyfus Mid Cap Value Fund	Shares in Registered Investment Company		1,311
	Dodge and Cox Stock Fund	Shares in Registered Investment Company		2,670
	UAM ICM Small Company Portfolio Fund	Shares in Registered Investment Company		903
	MSIF Inc. International Equity Portfolio Fund	Shares in Registered Investment Company		822
*	Putnam Growth and Income Fund	Shares in Registered Investment Company		4,942
*	Putnam Investors Fund	Shares in Registered Investment Company		2,818
*	Putnam Voyager Fund	Shares in Registered Investment Company		3,691
*	Putnam New Opportunities Fund	Shares in Registered Investment Company		5,547
*	Putnam Growth Portfolio Fund	Shares in Registered Investment Company		1,612
*	Putnam Balanced Portfolio Fund	Shares in Registered Investment Company		3,627
*	Putnam Conservative Portfolio Fund	Shares in Registered Investment Company		2,112
*	Putnam International Growth Fund	Shares in Registered Investment Company		2,717
*	Putnam S&P 500	Shares in Registered Investment Company		1,642
*	Rio Tinto plc	American Depository Receipts		1,312
*	Putnam Income Fund	Shares in Registered Investment Company		1,279
*	Dwight Stable Value Fund	Short-Term Investment, 1.38%		119
	SEI Trust Company	Shares in Registered Investment Company		5,353
	Monumental Life Insurance	Synthetic Guarantee Investment Contract 5.94%, Contract #MDA00131TR		13,039
	State Street Bank and Trust Company	Synthetic Guarantee Investment Contract 5.77%, Contract #99057		11,495
	Participant notes receivable	Interest rates range from 7% to 10.75% and the notes are collateralised by participant account balances. The loans mature between January 2002 and December 2020.		1,749
			$	$ 69,257

* A party-in-interest for which a statutory exemption exists.

** Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year and disposed of at any time before the last day of the Plan's fiscal year, with certain exceptions.

U.S. Borax Inc. Thrift Plan for Salaried Employees
Exhibit Index

Exhibit	Description
23.1	Consent of PricewaterhouseCoopers LLP



PricewaterhouseCoopers LLP
350 South Grand Avenue, 49th Floor
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Exhibit 23.1

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-7328) of Rio Tinto plc of our report, dated June 26, 2003, relating to the financial statements of the U.S. Borax Inc. Thrift Plan for Salaried Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
June 30, 2003